

20004259 N

ANNUAL AUDITED REPORT
FORM X-17A-5 ✳
PART III

SEC FILE NUMBER
8-45502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019   AND ENDING   12/31/2019

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HP Securities Inc.   **OFFICIAL USE ONLY**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

     address

         1500 SW 1st Ave- Suite 910

     address

         Portland   Oregon   97201

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     Hans Powers (503)719-4681

                                                     (Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

         Spicer Jeffries LLP

4601 DTC Blvd- Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 13 2020
Washington DC
415

CHECK ONE:

     X Certified Public Accountant

     ❑ Public Accountant

     ❑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Securities and Exchange Commission
Trading and Markets

SEC 1410 (06-02)

FEB 1 3 2020

RECEIVED



OATH OR AFFIRMATION

I,_____Hans Powers__ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of_____HP Securities Inc.____, as of December 31 , 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

_____

_____

_____

_____

Signature

_____CFO/FINOP_____

_____

Notary Public

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

❏(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

❏(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

❏(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(1) An Oath or Affirmation.

❏(m) A copy of the SIPC Supplemental Report.

❏(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

HP SECURITIES, INC.

CONTENTS

	Page
Independent Auditors' Report	2
Statement of Financial Condition	3
Notes to Financial Statements	4



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HP Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HP Securities, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial condition of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as HP Securities' auditor since 2017.
Denver, Colorado
January 15, 2020

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	10,330
		-
		10,330

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	-
Accounts payable and accrued expenses		3,289
Total liabilities		3,289

CONTINGENCIES (Note 4)

SHAREHOLDERS' EQUITY (Note 2):

Common stock, no par value; 1,000 shares authorized;	
200 shares issued and outstanding	7,500
Additional paid-in capital	39,713
Deficit as of December 31, 2019	(40,172)
Total shareholder's equity	7,041
$	**10,330**

HP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in the state of Oregon in December 1992 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is engaged primarily the sale of securities

Agreement with Clearing Broker

On February 28, 2018, the Company terminated its clearing agreement with its clearing broker. Before the clearing agreement was terminated, the Company, under Rule 15c3-3(k)(2)(ii), was exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Subsequent to the termination of the clearing agreement, the Company does not carry or clear customer accounts, and has limited its activities solely to in effecting securities transactions via subscriptions in best efforts underwriting or via private placement and referring securities transactions to other broker-dealers. The Company no longer relies on the exemptions to Rule 15c3-3 of the Securities and Exchange Commission under guidance from the SEC included in Footnote 74 to the Adopting Release for the Rule 17a-5 amendments. We will file an exemption report under the guidance included in Footnote 74 and the Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (Question 8).

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Company has elected to be taxed as an S Corporation and, accordingly, the Company is not a taxable entity and its owners are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date

4

based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $7,041 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.47 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company conducted client activities ("clients") through its clearing broker involving the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client failed to satisfy its obligations, the Company may have been required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

On February 28, 2018, the Company terminated its clearing agreement with its clearing broker and thereafter the Company will not be subject to the off-balance sheet risks detailed in the preceding paragraph.

The Company's financial instruments, including cash, receivables, payables and other liabilities, are carried at amounts which approximate fair value.

NOTE 4 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.